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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER: 0-30851
CUSIP NUMBER: [25388R109]

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

XX Form 10-K       ___ Form 20-F       ___ Form 11-K       ___ Form 10-Q       ___ Form N-SAR

For Period Ended: September 30, 2002

___      Transition Report on Form 10-K
___      Transition Report on Form 20-F
___      Transition Report on Form 11-K
___      Transition Report on Form 10-Q
___      Transition Report on Form N-SAR

For the Transition Period Ended: _________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Northport Investments Inc.
_______________________________________________________________________________________________
Full Name of Registrant

_______________________________________________________________________________________________
Former Name if Applicable

Suite 380, 1200 West 73rd Avenue
_______________________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

Vancouver, B.C. V6P 6G5 CANADA _______________________________________________________________________________________________
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi -annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The preparation of the Company’s audited financial statements by its independent accountants has taken longer than anticipated and cannot be completed by the required filing date of December 31, 2002 without unreasonable effort and expense. The Company anticipates filing its annual report within the fifteen-day extension period.

PART IV -- OTHER INFORMATION

(1)      Name and telephone number of person to contact in regard to this notification

Brian Roberts	(604)	307-4706

(Name)	(Area Code)	(Telephone Number)

(2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

 X  Yes       ___ No

(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

___ Yes       X   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Northport Investments Inc.
________________________________________________________________________
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 30, 2002	By:	/s/ Yan Zhao
Yan Zhao, President